ATLANTA INVESTMENT COUNSEL, LLC

CODE OF ETHICS

1.	Purpose:

The purpose of the firm’s Code of Ethics is to govern the personal securities trades of employees of Atlanta Investment Counsel, LLC whose personal interests, in certain circumstances, may conflict with those of the firm. While the firm has full confidence in the integrity of all of its employees, it recognizes that certain of these persons have or may have knowledge of present or future client transactions and, in certain circumstances, the power to influence transactions made by or for clients. If such individuals engage in personal transactions in securities that are eligible for investment by clients, these individuals could be in the position where there personal interest may conflict with the interests of clients.

2.	General Principles:

This Code of Ethics is based on the principle that employees of the firm owe a fiduciary duty its clients. This duty includes the obligation to conduct their personal securities transactions in a manner that does not interfere with the transactions of any client or otherwise to take unfair advantage of their relationship with clients. In recognition of this duty, the firm hereby adopts the following general principles to guide the actions of the employees:

a.	Employees have a duty at all times to place the interests of clients first.
b.

Employees have the duty to conduct all personal securities transactions in a manner consistent with this Code of Ethics and in such a manner to avoid any actual or potential conflict or abuse of a position of trust and responsibility.

c.

Employees must refrain from actions or activities that allow a person to profit or benefit from his or her position with respect to a client, or that otherwise bring into question the Employee's independence or judgment.

d.	All personal securities transactions in securities by Employees must be accomplished so as to avoid even the appearance of a conflict of interests on the part of such Employees with the interests of a client.

3.	Prohibitions:
a.	No Employee shall in connection with the purchase or sale by such person of a Security held or to be acquired by any Client:
i.	employ any device, scheme or artifice to defraud such Client;
ii.	make to such Client any untrue statement of a material fact or omit to state to such Client a material fact necessary in order to make the statements made not misleading;
iii.	engage in any act, practice, or course of business that would operate as a fraud or deceit upon such Client; or
iv.	engage in any manipulative practice with respect to such Client.

4.	Insider Trading Policies and Procedures:

All employees must conduct themselves in such a manner that transactions for clients and the firm have priority over transactions in securities of which he or she is the beneficial owner, and so that transactions in securities or other investments in which he or she has such beneficial ownership do not operate adversely to the interests of the clients or the firm.

Since Atlanta Investment Counsel, LLC only has one access person who is also the President, Trader, etc. no pre-clearance reports are required. However, Mr. Davenport will not purchase or sell any covered securities for any account in which he has any beneficial interest, if:

a.	Such security is being considered for purchase or sale by Atlanta Investment Counsel, LLC. even though no order(s) has been entered;
b.

There is any possible conflict of interest or appearance thereof. He will not execute a securities transaction in his account or in any account in which he has a beneficial interest in a direction contrary to that currently recommended by Atlanta Investment Counsel, LLC.

c.	He will not purchase shares of the Wisdom Fund.

Any employee who engages in the misuse of material, non-public information will be subject to prosecution.

Atlanta Investment Counsel, LLC expects that each of its employees will obey the law and not trade on the basis of material, nonpublic information. In addition, the firm discourages its employees from seeking or knowingly obtaining material, nonpublic information. It is also preferable for employees to refrain from serving as an officer or director of any company that issues publicly traded securities, if such an opportunity arises, service by an employee in such outside positions is subject to prior written approval by the firm.

An employee should contact the CCO if he or she becomes aware of an actual or potential insider trading violation or violation of the policies and procedures contained herein.

The CCO of Atlanta Investment Counsel, LLC will review employee trades and custodial statements to verify compliance.

When one or more employees ("Inside Employees") receive material, nonpublic information about a company while serving on a creditors' committee or in any other capacity which, in the opinion of the compliance or other officer, necessitates information blocking devices, no employee or advisory account may trade in securities issued by such company until information blocking devices designed to block the flow of such information between the Inside Employees and other employees and departments are in place. Information blocking devices shall prohibit:

-	The Inside Employee(s) from discussing the material, nonpublic information with other employees unless they are also Inside Employees;
-	The Inside Employee(s) from trading, or recommending the trading, of securities issued by the company which is the subject of the material, non-public information; and
-	Access by non-Inside Employees to any files, including computer files, containing the material, nonpublic information.

Each employee shall acknowledge their understanding and importance of these procedures by signing the Employee Acknowledgement at the back of this manual.

5.	Reporting:

a.	Mr. Davenport will maintain copies of his and his immediate family’s custodial statements on site.
b.	Each access person will provide a list of trades executed within 30 days after the end of each quarter.
c.	The CCO of Atlanta Investment Counsel, LLC will review employee trades and custodial statements to verify compliance on a quarterly basis.
d.

The CCO, Patricia C. Howard, will not place trades in any covered securities. All accounts of the CCO are maintained at Vanguard and invested in Vanguard mutual funds. Therefore, it is not necessary for Mr. Davenport to review the CCO employee trades on a quarterly basis.

e.	Each employee will provide a list of any relationships that they or their immediate family members have with publicly traded companies on an annual basis.
f.	Each employee shall acknowledge their understanding and importance of this Code of Ethics by signing the Employee Acknowledgement at the back of this compliance manual.

6.	Certification:

Every Employee shall certify on an annual basis that he or she has:

a.	complied with this Code of Ethics
b.	read and understands this Code of Ethics

7.	Records:

The following records shall be maintained by the firm for a period of not less than five (5) years:

a.	A copy of this Code of Ethics;
b.	Records of any material violations of this Code of Ethics and actions taken by the firm in response to such violation;
c.	Broker-dealer access person account statements.
d.	Quarterly employee transaction reports.
e.

Each employee is required to acknowledge receipt of the manual and Code of Ethics and sign a statement that he/she has read and will comply with the provisions contained in the Compliance Manual/Code of Ethics. Anytime changes are made to the manual, a new copy will be issued to all employees.

8.	Training:
a.

Each newly hired Employee shall receive a copy of this Code of Ethics and shall be required to certify within thirty (30) days of receipt of such Code of Ethics that he or she has read and understands the Code of Ethics.